Sprint Corporation 6100 Sprint Parkway, Overland Park, Kansas 66251 Office: (913) 794-1427 Email: stefan.schnopp@sprint.com	Stefan K. Schnopp Vice President and Corporate Secretary Securities, Finance, and Governance

VIA EDGAR
September 4, 2018
Larry Spirgel
Joshua Shainess
Office of Telecommunications
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2018
Filed May 24, 2018
File No. 001-04721
Dear Messrs. Spirgel and Shainess:
Sprint Corporation (the “Company”) is in receipt of your letter dated August 22, 2018 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within 10 business days of August 22, 2018, or advise the Commission when the Company would provide a response.
The Company is in the process of preparing a response to the Comment Letter and, as discussed by telephone with Mr. Shainess, respectfully requests an extension of an additional 5 business days. The Company plans to provide a response to the Commission on or before September 13, 2018.
Thank you for your consideration of the requested extension. If you have any questions regarding this request, please do not hesitate to contact the undersigned at 913-794-1427 or stefan.schnopp@sprint.com.

Securities and Exchange Commission
September 4, 2018

Very truly yours,

/s/ Stefan K. Schnopp__________________
Stefan K. Schnopp, Vice President, Legal and Corporate Secretary

Cc:    Lisa Etheredge, Senior Staff Accountant, Securities and Exchange Commission
Robert S. Littlepage, Accountant Branch Chief, Securities and Exchange Commission
Michel Combes, President and Chief Executive Officer, Sprint Corporation
Jorge Gracia, Chief Legal Officer, Sprint Corporation
Brandon C. Parris, Morrison & Foerster LLP